May 10, 2005


Via Facsimile at (617) 248-4000 and U.S. Mail

William C. Rogers, Esq.
Choate, Hall & Stewart LLP
53 State Street
Boston, MA  02109

	Re:	Sierra Pacific Resources
Amendment No. 1 to Schedule TO-I filed May 6, 2005
SEC File No.  5-44979

Amendment No. 1 to Form S-4 Filed May 6, 2005
SEC File No. 333-124083

Dear Mr. Rogers:

	We have the following comments on your filings.

Form S-4

Selected Financial Information, page 38
1. We note that you have filed your most recent quarterly report on
Form 10-Q for the period ended March 31, 2005. Please revise this table to present a summary of this information, pursuant to Item 1010(c) of Regulation M-A. Please also revise the discussion on page
98 to incorporate by reference this Form 10-Q as well as the Form
8-
K`s filed on May 9th and 10th.

Exhibits 5.1 and 5.2
2. We note your indication that you plan on filing these exhibits by amendment. We presume that you plan to file your legal opinion(s) prior to seeking effectiveness of the registration statement.
Please
advise or revise to include these exhibits.


Closing Comments
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
      If you do not agree with a comment, please tell us why in your response. Please direct any questions regarding our comments to me at (202) 551-3264.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions



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May 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE